FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 26, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on June 26, 2018]

1.	Reason for Submission

As the proceedings against Nomura Asset Acceptance Corporation (“NAAC”), Nomura Home Equity Loan Inc. (“NHEL”), Nomura Credit & Capital, Inc., Nomura Securities International, Inc. and Nomura Holding America Inc. each a U.S. subsidiary of the Company along with RBS Securities Inc. as underwriter (collectively, the “Defendants”), commenced by the plaintiff, which had been appealed to the Supreme Court of United States, are settled, the Company hereby submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 14, of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Matters Reported

(1)	Name, address, and name of the representative person of the Consolidated Subsidiary Company

	Corporate Name	Nomura Asset Acceptance Corporation

	Address	Worldwide Plaza, 309 West 49th Street New York, New York 10019, U.S.A.

	Name of Representative	Not Applicable

	Corporate Name	Nomura Home Equity Loan Inc.

	Address	Worldwide Plaza, 309 West 49th Street New York, New York 10019, U.S.A.

	Name of Representative	Juliet Buck

	Corporate Name	Nomura Credit & Capital, Inc.

	Address	Worldwide Plaza, 309 West 49th Street New York, New York 10019, U.S.A.

	Name of Representative	Juliet Buck

	Corporate Name	Nomura Securities International, Inc.

	Address	Worldwide Plaza, 309 West 49th Street New York, New York 10019, U.S.A.

	Name of Representative	Tsutomu Takemura

	Corporate Name	Nomura Holding America Inc.

	Address	Worldwide Plaza, 309 West 49th Street New York, New York 10019, U.S.A.

	Name of Representative	Kentaro Okuda

(2)	Date on which the suit was filed

September 2, 2011 (U.S. local time) (Date of service of complaint: September 9, 2011 (U.S. local time))

(3)	Name, address, and name of the representative person of the person who filed the suit

	Corporate Name	Federal Housing Finance Agency

	Address	Constitution Center 400 7th Street, SW Washington, D.C. 20219, U.S.A.

	Name of Representative	Melvin L. Watt

(4)	Content of the suit and the amount of claimed damages

The action brought by Federal Housing Finance Agency as conservator for Federal National Mortgage Association and Federal Home Loan Mortgage Association (collectively “GSEs”) alleged that GSEs purchases residential mortgage-backed securities issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities and sought rescission of its purchases. The amount of claimed damages is unspecified in the action.

(5)	Date on which the suit was settled and details of the settlement of the suit and the amount to be paid for the damages

1.	Date on which the suit was settled
June 25, 2018 (U.S. local time)

2.	Details of the settlement of the suit and the amount to be paid for the damages
The suit is settled by the payment of $806 million and judicial costs, etc. from the Defendants to the GSEs upon the GSEs’ delivery of the certificates at issue to the Defendants.

End.